Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

February 2, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Beverly Singleton
Ernest Greene
Erin Donahue
Evan Ewing

Re:	Rice Acquisition Corp. II
Registration Statement on Form S-4
Filed on December 22, 2022
File No. 333-268975

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 23, 2023, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4

Selected Definitions, page iv

1. Staff’s comment: Please consider expanding your definitions also to clarify that (i) RAC II also refers to Rice Acquisition Corp. II or RONI, (ii) RONI Holdings also refers to RONI Opco, and (iii) following the domestication and merger, RONI Holdings or RONI Opco will be renamed NET Power Operations LLC or NET Power Holdings LLC, as the case may be. Further, please clarify whether Opco is being referred to as RONI Opco prior to the business combination or as to NET Power LLC after the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Amended Registration Statement to (i) remove references to RAC II, (ii) remove references to RONI Holdings, other than where defined and used in the F-pages and annexes, and (iii) clarify that, following the domestication and the Business Combination, Rice Acquisition Holdings II LLC will be renamed NET Power Operations LLC.

Additionally, we advise the Staff that when we refer to Opco throughout the Amended Registration Statement, we are referring to RONI Opco after giving effect to the Domestications and the Business Combination and renaming to NET Power Operations LLC, and have revised the definitions of Opco and RONI Opco on pages vi and vii, respectively, to clarify.

Questions and Answers for Shareholders of RONI

What equity stake will current RONI shareholders and current equityholders of NET Power

hold...of the Business Combination, page xvi

2. Staff’s comment: Refer to footnote (3) to the table.  Please expand your disclosure to define what you mean by "gross proceeds raised in connection with the Business Combination." Please specifically address whether gross proceeds includes PIPE Financing, Interim Financing and /or Release of investments held in Trust Account.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xvii of the Amended Registration Statement as requested.

3. Staff’s comment: Refer to the third paragraph on page xvii.  Please explain the scenario if (i) all such warrants are issued on a cashless basis and the related impact of the number of Class A common shares that would be issued and (ii) the public warrants were redeemed for $0.01 per warrant.  Disclose how these two situations would impact the above table calculations assuming exercise of the 8,625,000 public warrants and 10,900,000 private placement warrants.  Further, discuss the extent to which you expect these two situations of either cashless exercise or cash redemption to most likely to occur for pro forma financial statement purposes.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvii and 16 of the Amended Registration Statement as requested.

Do I have redemption rights?, page xxi

4. Staff’s comment: We note certain shareholders have agreed to waive their redemption rights.  Please revise your disclosure to describe any consideration provided in exchange for this agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xxii and 197 of the Amended Registration Statement as requested.

Summary of the Proxy Statement/Prospectus, page 1

5. Staff’s comment: Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 12 through 14 of the Amended Registration Statement as requested.

6. Staff’s comment: Please revise this section to describe the expected uses of funds in connection with the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 17 of the Amended Registration Statement as requested.

Expected Accounting Treatment

The Business Combination, page 17

7. Staff’s comment: We note you will account for the business combination under ASC 810, with NET Power being considered a variable interest entity ("VIE") and RONI being the primary beneficiary whereby RONI will be treated as the accounting acquiror and NET Power as being the acquired company.  Please tell us in detail the reasons why the transaction is not considered to be one of a recapitalization of RONI and akin to a reverse merger under ASC 805, given that NET Power's shareholders will have the majority interest in the combined company via their receipt of Class B common stock, that NET Power's current management will remain in place and be the current management of the combined company, NET Power will have designated controlling board member interests of the combined company, and that the continuing operations of the combined company will be that of NET Power.  Please specifically provide us with a comprehensive analysis of how and when you determined that NET Power is a VIE and how you determined that you are the primary beneficiary under ASC 810.  Also, tell us and disclose whether there are any common control interests held between RONI, the Initial Shareholders, NET Power, or the Existing NET Power Holders prior to the business combination.  Please also include your proposed accounting treatment in the introductory pages to the Unaudited Pro Forma Financial Statements beginning on page 161, notwithstanding the paragraph discussion in Note 3 on page 169.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determined RONI Opco (which becomes NET Power Operations LLC immediately following the transaction) was a VIE immediately following the transaction due to the design of RONI Opco as the functional equivalent of a limited partnership in which (a) RONI (which becomes NET Power Inc. immediately following the transaction) was RONI Opco’s managing member, and (b) the limited partner-equivalent equityholders of RONI Opco did not have either substantive kick-out rights or participating rights. Due to the redesign of RONI Opco pursuant to the acquisition of NET Power, LLC, the acquisition of NET Power, LLC would trigger a VIE reconsideration event for RONI with respect to RONI Opco under ASC 810-10-35-4, which states the following:

“A legal entity that previously was not subject to the Variable Interest Entities Subsections shall not become subject to them simply because of losses in excess of its expected losses that reduce the equity investment. The initial determination of whether a legal entity is a VIE shall be reconsidered if any of the following occur:

a. The legal entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity's equity investment at risk.

b. The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity.

c. The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity's expected losses.

d. The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses.

e. Changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance.”

Due to the restructuring of RONI Opco at the close of the transaction, whereby RONI Opco (through RONI Opco’s 100% owned subsidiary, Topo Buyer Co, LLC) will acquire 100% of the ownership interests of NET Power, LLC in exchange for 135,698,078 Class A non-voting units of RONI Opco, the Company concluded that this would meet the requirements to reconsider whether RONI Opco is a VIE as result of triggering that requirement under ASC 810-10-35-4 (a) and (c) above.

When evaluating whether RONI Opco was a VIE, the Company specifically considered ASC 810-10-15-14 (b)(1)(ii), which states the following:

“A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a VIE does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.)

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance.

ii. For limited partnerships, partners lack that power if neither (01) nor (02) below exists. The guidance in this subparagraph does not apply to entities in industries (see paragraphs 910-810-45-1 and 932-810-45-1) in which it is appropriate for a general partner to use the pro rata method of consolidation for its investment in a limited partnership (see paragraph 810-10-45-14).

01 A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights (according to their voting interest entity definition) through voting interests over the general partner(s).

02 Limited partners with equity at risk are able to exercise substantive participating rights (according to their voting interest entity definition) over the general partner(s).”

The Company determined that, due to the structure of RONI Opco as a limited liability company, it first had to determine if RONI Opco was the functional equivalent of a limited partnership. In assessing this, the Company noted that the amended LLC agreement of RONI Opco (the “LLC Agreement”) establishes RONI as the managing member of RONI Opco whereby it will have the decision-making authority to manage RONI Opco’s operations. The LLC Agreement also does not grant the limited partners (Existing NET Power Holders, Sponsor and independent directors) any kick-out rights nor do they have substantive participating rights due to the nonvoting nature of their interests. As a result, the Company concluded that RONI Opco was a VIE.

Next, the Company considered whether RONI was the primary beneficiary of RONI Opco. In making this determination, the Company considered the guidance in ASC 810-10-25-38A, which states the following:

“A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic.
b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

The Company concluded that because (a) RONI is designated as the managing member of RONI Opco with the power to control the most significant activities of RONI Opco and (b) RONI has a variable interest in the form of its equity ownership that provides it with the ability to participate significantly in RONI Opco’s benefits and losses, RONI is the primary beneficiary. When evaluating whether RONI has a potentially significant variable interest in RONI Opco, the Company considered both a “no redemption” and “maximum redemption” scenario. In a “no redemption” scenario, RONI would have an approximate 29.5% economic interest in RONI Opco, and in a “maximum redemption” scenario, RONI would have an approximate 14.2% economic interest in RONI Opco, both of which the Company concluded were potentially significant to RONI Opco,

Finally, the Company considered how to account for the acquisition of NET Power, LLC via this “Up-C” structure. In making this determination, the Company applied a “bottoms-up” approach to the consolidation of the various entities involved in the transaction, noting that (a) NET Power, LLC would be consolidated by Topo Buyer Co, LLC as a wholly owned subsidiary, and (b) Topo Buyer Co, LLC would be consolidated by RONI Opco as a wholly owned subsidiary. Accordingly, when RONI consolidates RONI Opco as its primary beneficiary, consolidation of RONI Opco results in the consolidation of NET Power, LLC. The Company notes that while the mergers between (a) NET Power, LLC and Topo Buyer Co, LLC, and (b) Topo Buyer Co, LLC and RONI Opco might each be, in turn, reverse recaps, the consolidation of RONI Opco by RONI via the VIE model would result in a forward business combination between RONI (legal and accounting acquirer) and NET Power Operations LLC (legal and accounting acquiree) because of the guidance regarding identifying the primary beneficiary of a VIE as the accounting acquirer 805-10-25-5.

Since the Company has determined that RONI is the accounting acquirer, the Company has applied the acquisition method described in ASC 805 to its acquisition of NET Power, LLC, generally recognizing its assets and liabilities at fair value on the acquisition date. The Company also notes that all combining entities in the transaction were not controlled by a common parent or controlling ownership group both before and after the transaction. Additionally, NET Power, LLC was not controlled by the same single controlling shareholder or common control group prior to the transaction and (indirectly) following the transaction. As such, the guidance on transactions between entities under common control is not applicable.

Risk Factors, page 27

8. Staff’s comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.  Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.  Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Amended Registration Statement as requested.

9. Staff’s comment: You state that you have experienced inflationary pressures.  If material, revise to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.  Please also include a discussion of actions planned or taken, if any, to mitigate inflationary pressures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 28 and 33 of the Amended Registration Statement as requested.

10. Staff’s comment: Please tell us whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities. If so, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities, as the Sponsor waived any rights to anti-dilution adjustments pursuant to Section 2 of the Sponsor Letter Agreement.

The Company does note for the Staff, however, that if the Sponsor elects to participate in either (a) any Permitted Equity Financing pursuant to Section 6.12 of the Business Combination Agreement or (b) the funding of Permitted Buyer Party Indebtedness pursuant to Section 5.2(vi) of the Business Combination Agreement, the Sponsor may receive Class A Shares or warrants, respectively (the conversion of indebtedness into warrants is provided for in Section 5.2(iii) of the Business Combination Agreement). Pursuant to Section 6.12(a) of the Business Combination Agreement, any such issuance of Class A Shares in connection with a Permitted Equity Financing shall be conducted at a price per share no less than, $10.00, and proceeds raised from Permitted Equity Financing shall not exceed $200,000,000 in the aggregate without the prior written consent of NET Power. Pursuant to Section 5.2(vi) of the Business Combination Agreement, the indebtedness converted into warrants shall not exceed $4,000,000 in the aggregate without the prior written consent of NET Power. The Company has revised the disclosure on pages xviii, 16 and 17 of the Amended Registration Statement to disclose this possibility.

11. Staff’s comment: Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 37 of the Amended Registration Statement as requested.

Background of the Business Combination, page 95

12. Staff’s comment: We note your disclosure that Rice Acquisition Corp. had entered into a non-disclosure agreement with NET Power while Mr. Brown was serving as its Chief Executive Officer. Please revise to discuss in greater detail the timing of the non-disclosure agreement and discussions with NET Power. Clearly disclose when discussions started and ceased. Furthermore, state whether or not discussions related to a business combination with RONI, or another blank check company, and NET Power occurred during this time period.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 98 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 161

13. Staff’s comment: Please include a descriptive columnar heading of Transaction Accounting Adjustments on the face of the pro forma balance sheet and pro forma statements of operations pertaining to the pro forma adjustments for Business Combination and PIPE Financing.  Refer to Rule 11-02(a)(6)(i) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the columnar headings on the face of the pro forma balance sheet and the pro forma statements of income as requested. Please see pages 166 through 168 of the Amended Registration Statement.

14. Staff’s comment: Refer to the last sentence on page 161.  Please expand to discuss when you expect the review in process to be concluded and if you expect or anticipate the accounting policies will differ post-transaction and be materially different from the pro forma results currently presented.  If so, describe the accounting policies that may differ and the dollar impact or range thereof of such difference.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure on page 165 of the Amended Registration Statement to indicate that the review process for aligning accounting policies will be completed by the close of the Business Combination as requested. Additionally, the Company has revised page 165 of the Amended Registration Statement to disclose that this process is not expected to materially impact the pro forma results currently presented as requested.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

15. Staff’s comment: Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the balance sheet on page 166 of the Amended Registration Statement to show the number of shares authorized, issued, and outstanding on a historical and pro forma basis as requested.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 163

16. Staff’s comment: Please expand the historical column for NET Power for the year ended December 31, 2021 and the nine months ended September 30, 2022 to disclose the net loss per unit and weighted average units outstanding as shown in the historical statements of operations on pages F-64 and F-45, respectively.  Please include an additional table in both footnotes (5) and (6) disclosing the share ownership of the various holders of the combined company, giving effect also to the potential exercise of any warrants, similar to the table at top of page xvii, and all other potentially dilutive securities and the estimated impact on net loss per share for each period.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on pages 167 and 168 of the Amended Registration Statement it has expanded the historical column for NET Power for the year ended December 31, 2021 and the nine months ended September 30, 2022 to disclose the net loss per unit and weighted average units outstanding as shown in the historical statements of operations on pages F-64 and F-45, respectively, as requested. Additionally, the Company added tables to footnotes 5 and 6 on pages 177 and 178 of the Amended Registration Statement to disclose the share ownership of the various holders of the combined company, giving effect also to the potential exercise of the public warrants and private placement warrants and the estimated impact on net loss per share for each period as requested.

Note 1. Description of the Business Combination, page 165

17. Staff’s comment: Refer to the introductory paragraph and related table on page 165 and reconcile the line item descriptions and number of shares to the table shown on page xvi.  Further, we note your disclosure that the table on page 165 excludes to the effect of 986,775 of RONI Sponsor's RONI Interests, which is subject to forfeiture, whereas the table on page xvi includes such shares.  Please ensure consistency of the tables with the use of including or excluding shares subject to forfeiture and your reasons thereof.  Also, provide an explanation of the 50,000 shares shown as Other on page 165 and explain why it is not reflected elsewhere in the forepart tables.  Similarly, reconcile the table at the top of page 166 with the maximum redemption column shown in the table on page xvi.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 169 and 170 of the Amended Registration Statement as requested.

18. Staff’s comment: Refer to the first full paragraph on page 166.  Please reconcile the disclosure of Class A Common Stock of RONI and related disclosures of its warrants and units being listed on the NYSE with that of RONI's Class A Ordinary Shares, warrants and units as shown in the forepart of the filing.  Please ensure consistency.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 170 of the Amended Registration Statement as requested.

Note 2. Basis of Pro Forma Presentation, page 167

19. Staff’s comment: Refer to the first and third paragraph under this note. Please revise to clarify that your unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”  Release No. 33-10786 provides pro forma adjustment criteria with requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”).  In this regard we note your use of the language, directly attributable to the business combination, here and on pages 169, 171 and 172, where such language has been amended under the SEC Release.  Further, we do note your disclosure in the last paragraph on page 167 that the pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, etc., and as such, consider also stating you have elected not to present any Management's Adjustments.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 171 of the Amended Registration Statement to clarify that the unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Additionally, the Company has replaced the language “directly attributable to the Business Combination…” with “giving effect to the Business Combination and related transactions” on pages 171, 173, 176 and 178 of the Amended Registration Statement, as requested. Lastly, in the last paragraph on page 171, a sentence was added to disclose that there are no Management’s Adjustments to be presented as requested.

20. Staff’s comment: Refer to your discussion at the top of page 168 for the Assuming Maximum Redemption scenario of where the Rice family owns 1,010,000 Class A shares which are assumed to not be redeemed.  We note the 1,010,000 shares are also shown in the table at the top of page 166.  Given that these same shares have been assumed to be redeemed in the maximum redemption scenario in the tables on pages xvi and xvii, please revise to ensure consistency, and further provide a discussion here and in the filing of why it is assumed the Rice family will not redeem the 1,010,000 Class A shares.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvi-xvii and 15 through 16 of the Amended Registration Statement as requested.

Note 3. Accounting for the Business Combination, page 168

21. Staff’s comment: Subject to our further understanding as to your use of ASC 810 in accounting for the business combination, please revise the second paragraph to clarify that you are presenting a preliminary purchase price allocation of the acquisition of NET Power for common stock consideration.  Also, revise the format to conform to the presentation in ASC 805-10-55-41, with a section of the fair value of the total consideration transferred, and reflecting table to present the amount of goodwill as the excess of purchase price over the net assets acquired.  Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the second paragraph of note 3 on pages 172 and 173 to indicate that the table below presents a preliminary purchase price allocation of the acquisition of NET Power for common stock consideration as requested. Additionally, the format of the preliminary purchase price allocation disclosure was revised to conform to the presentation in ASC 805-10-55-41 with a section of the fair value of the total consideration transferred, and reflecting table to present the amount of goodwill as the excess of purchase price over the net assets acquired as requested.

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 169

22. Staff’s comment: Refer to pro forma adjustments (i) and (l) as it pertains to the noncontrolling interests of RONI Opco.  Please include a table reconciling the total RONI Opco Class A Units and Class B Units, and unrelated percentages, held by the respective unitholder groups, such as the Initial Stockholders, Existing NET Power Holders and NET Power, Inc., assuming the scenarios of no redemptions and maximum redemptions as of September 30, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included tables reconciling the total RONI Class A Units and Class B Units, and related percentages, held by the respective unitholder groups assuming the scenarios of no redemptions and maximum redemptions as of September 30, 2022 as requested. Please see page 175 of the Amended Registration Statement.

5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021, page 171

23. Staff’s comment: In regards to footnote 5(b), please disclose how you calculated the incremental depreciation of Property, Plant and Equipment as well as Intangible Assets of $52.9 million.  Please disclose the asset categories for both Property, Plant and Equipment and Intangible assets and tell us how you determined that the underlying assets for all categories have an estimated useful life of 10 years.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed the asset categories for both Property, Plant and Equipment and Intangible Assets and it has disclosed the basis for determining the estimated useful life of 10 years for both asset categories as requested. Please see page 176 of the Amended Registration Statement.

Comparative Share Information, page 175

24. Staff’s comment: Please consider moving the December 31, 2021 comparative share information on pages 173 and 174 of the Unaudited Pro Forma Financial Statements and including such information instead under the section herein with your September 30, 2022 comparative share information on page 175.  Also, as pro forma book value per share is only required for the most recent balance sheet date, please remove the book value per share data from your December 31, 2021 comparative share information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has moved the December 31, 2021 comparative share information previously on pages 173 and 174 of the Unaudited Pro Forma Financial Statements in the Registration Statement to page 179 of the Amended Registration Statement (i.e., with the September 30, 2022 comparative share information) as requested. Additionally, the pro forma book value per share for December 31, 2021 was removed as requested.

25. Staff’s comment: Please revise the RONI Historical column to reflect the two class structure as shown in the historical December 31, 2021 and September 30, 2022 statements of operations.  We note your paragraph discussion of why such is not presented, however, this would pertain to the pro forma combined columns, rather than the historical column.  Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the historical RONI column to reflect the two class structure as shown in the historical December 31, 2021 and September 30, 2022 statements of operations as requested. Please see page 179 of the Amended Registration Statement.

26. Staff’s comment: Refer to the book value per share as of September 30, 2022, and specifically to footnote (2) for the reasons of not presenting the NET Power historical book value per share. Please revise to present their historical book value per share data.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 179 of the Amended Registration Statement to include the book value per share of NET Power as of September 30, 2022 as requested.

27. Staff’s comment: We note that your pro forma combined net income (loss) per share of Class A and B Common Stock – basic and diluted assuming no redemption and assuming maximum redemption for the nine months ended September 30, 2022 does not agree with your pro forma combined net income (loss) per share information for the same period on page 164. Please advise or revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma combined net income (loss) per share of Class A and B Common Stock – basic and diluted in the table on page 179 of the Amended Registration Statement to agree with the pro forma combined net income (loss) per share information for the same periods on page 168 of the Amended Registration Statement as requested.

Conflicts of Interest, page 181

28. Staff’s comment: Please revise to disclose how the board considered the conflicts of interest discussed in this section when negotiating and recommending the business combination.  Please address the potential conflicts of interest and whether it impacted your search for an acquisition target.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 185 of the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Net Power, LLC, page 222

29. Staff’s comment: We note your disclosure that supply chain issues could negatively impact your deployment schedules. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how you have been impacted.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32 and 227 of the Amended Registration Statement to provide that supply chain issues related to the manufacturing and transportation of key equipment have not yet had a material impact on NET Power's results of operations or capital resources, but continued material disruption in supply chain may, in the future, lead to a delay in NET Power's commercialization efforts, which could impact NET Power's results of operations.

NET Power's Executive Officer and Director Compensation, page 232

30. Staff’s comment: Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 236 of the Amended Registration Statement as requested.

Audited Financial Statements - NET Power, LLC

Report of Independent Registered Public Accounting Firm, page F-62

31. Staff’s comment: Refer to the going concern paragraph and to the sentence that reads: “These conditions, along with other matters as set forth in Note B, raise substantial doubt about the Company’s ability to continue as a going concern absent continued capital infusions." With the added phrase of absent continued capital infusion, this appears to be conditional language in the auditors' conclusion in expressing a going concern.  Refer to PCAOB AS 2415, paragraph 13, footnote (5).  Please have your auditors advise or revise this language to provide an affirmative statement as to the opinion they are expressing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the report on page F-62 of the Amended Registration Statement as requested.

General

32. Staff’s comment: The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting redirection of cash flows to the pre-business combination owners should be enhanced and given more prominence in your prospectus. Please revise your prospectus cover page to disclose that the TRA confers significant economic benefits to the pre-business combination owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-business combination owners, your disclosure should quantify the range of payments associated with agreement. Additionally, revise to disclose, if material, any conflicts of interest, economic differences or potential economic differences between the Class A common stock, Class B common stock and Opco Units and the risks that such differences pose to public stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the prospectus cover page and pages 68, 69 and 118 of the Amended Registration Statement as requested.

33. Staff’s comment: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvi, xvii, 15 and 16 of the Amended Registration Statement as requested.

34. Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.  Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvii and 16 of the Amended Registration Statement as requested.

35. Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemption and identify and material resulting risks.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xxiv, 58 and 59 of the Amended Registration Statement as requested.

36. Staff’s comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions.  Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvi, xvii, 15 and 16 of the Amended Registration Statement as requested.

37. Staff’s comment: We note that the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter of your IPO that are contingent on completion of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 of the Amended Registration Statement as requested.

38. Staff’s comment: Please identify whether any governmental approvals are necessary in connection with the business combination and if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

Response:

Other than (i) expiration or termination of all applicable waiting periods under the HSR Act, (ii) filing the Company’s application for deregistration and RONI Opco’s application for deregistration with the Cayman Islands Registrar of Companies, and (iii) filing the Company’s certificate of domestication (including the Proposed Certificate of Incorporation), RONI Opco’s certificate of domestication (including RONI Opco’s certificate of formation), the Certificate of Merger and a certificate of amendment to change RONI Opco’s name to “NET Power Operations LLC” with the Secretary of State of the State of Delaware, which shall occur at Closing, we are not aware of any governmental approvals needed in connection with the business combination. The Company advises the Staff that it has revised the disclosure on page 121 of the Amended Registration Statement.

39. Staff’s comment: Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

The Company respectfully advises the Staff that current global supply chain disruptions, including as a result of Russia’s invasion of Ukraine, do not materially impact NET Power’s business segments, products, lines of service, projects or operations. Depending on the continued length, nature and extent of disruptions in the future, such disruptions could potentially impact the Company’s commercialization efforts. However, the Company is unable to determine at this time the extent of this impact, if any, on the Company’s business, results of operations and financial condition.

40. Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not controlled by and does not have substantial ties with a non-U.S. person and no person or entity associated with otherwise involved in the transaction is controlled by, or has substantial ties with, a non-U.S. person.

41. Staff’s comment: We note your disclosure that the Domestication generally should qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xx, xxi, 70 and 123-127 of the Amended Registration Statement as requested.

42. Staff’s comment: We note that the registration statement includes plant deployment scenario data from DeSolve. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that DeSolve is not an “expert” or “counsel” under Rule 436 of the Securities Act (“Rule 436”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert or counsel is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that DeSolve is not among the classes of persons subject to Section 7 and Rule 436 as “experts,” unless the Company expressly identifies DeSolve as an “expert” or the statements in the Amended Registration Statement are purported to be made on the authority of DeSolve as an “expert.” Instead, the authors of the DeSolve report are energy systems consultants (and are not, for the avoidance of doubt, counsel to the Company) who evaluated the potential deployment of the NET Power cycle in the U.S. power system in light of recent incentives for decarbonization approved by the U.S. Congress in the Inflation Reduction Act. Accordingly, the Amended Registration Statement does not refer to DeSolve as an “expert.” Consistent with this position, the Company has revised the Amended Registration Statement on pages xiv, 60, 99, 100, 106, 111 and 183 to so clarify; similarly, the Company has included in the Amended Registration Statement a revised report from DeSolve as Annex L.

In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement in Section 7 “applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Section 11(a) of the Securities Act. The Company respectfully submits that the references in the Amended Registration Statement to the DeSolve report are not intended to convey that such information was “expertized,” but rather are intended to convey information that the Company used to assess the potential deployment of the NET Power cycle in the U.S. power system as part of the Company’s broader due diligence efforts.

The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information included in the DeSolve report was not commissioned for use in connection with the Registration Statement. Instead, the terms of the Company’s engagement of DeSolve provide that DeSolve was engaged to, among other things, provide analysis requested by the Company and review due diligence materials. The work conducted by DeSolve was presented to the Company’s board of directors (the “Board”) in connection with the Board’s determination, among numerous other factors, whether to proceed with the Business Combination, and not specifically for use in connection with the Registration Statement. As stated in the Amended Registration Statement, DeSolve’s work was part of the Company’s overall diligence effort that included a review of the financial statements of NET Power by the Company and its auditors, diligence of NET Power’s systems and processes by the Company’s management, and legal diligence.

As a result of the foregoing, the Company respectfully submits that a written consent of DeSolve is not required to be filed under Rule 436.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew Pacey, P.C. or Lanchi Huynh of Kirkland & Ellis LLP at (713) 836-3786 or (214) 972-1673, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

RICE ACQUISITION CORP. II

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

Enclosures

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)

Lanchi Huynh (Kirkland & Ellis LLP)

Thomas R. Burton III, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)

Jeffrey P. Schultz, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)